PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

April 19, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Matthew Williams

Re:	BNY Mellon Investment Funds V, Inc. (Registration Nos: 033-44254; 811-06490)

Ladies and Gentlemen:

On behalf of BNY Mellon Large Cap Equity Fund (the "Fund"), a series of the above referenced registrant (the "Registrant"), on or about April 26, 2024, the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 129 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment for the Fund will relate to Post-Effective Amendment No. 127 to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on February 15, 2024 (the "485(a) Amendment"). The 485(a) Amendment was filed to reflect changes made to the Fund's investment strategy, process and approach, the engagement of Newton Investment Management North America, LLC as a sub-adviser to the Fund and the implementation of a "manager of managers" investment approach, as described in proxy materials sent to Fund shareholders in connection with a meeting of shareholders of the Fund held on October 12, 2023.

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Matthew Williams of the Staff on April 3, 2024. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment. Management of the Fund acknowledges that the Fund is responsible for the accuracy and adequacy of the Prospectus and Statement of Additional Information notwithstanding Staff comments.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Fund Summary—Annual Fund Operating Expenses

1.	Staff Comment: Please complete the table of fees and expenses.

Response: The table will be completed in the Amendment.

2.	Staff Comment: The Staff notes that the Fund may invest in ETFs. If the Fund's investments in ETFs and other investment companies are projected to exceed one basis point, please include a separate line item for "Acquired Fund Fees and Expenses" in the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that "Acquired Fund Fees and Expenses" will exceed one basis point.

3.	Staff Comment: Please note that in order to reflect total annual fund operating expenses after fee waivers and/or reimbursements, the expense limitation agreement must be in effect for at least one year after the date of the Prospectus.

Response: We have been advised by Fund management that the expense limitation agreement will remain in effect until at least May 1, 2025.

Fund Summary—Expense Example

4.	Staff Comment: Please complete the Example.

Response: The Example will be completed in the Amendment.

Fund Summary—Principal Investment Strategy

5.	Staff Comment: Under "Portfolio Construction", please clarify in "Plain English" what is meant by the phrase "high conviction portfolio."

Response: The following parenthetical will be added in the Amendment: "(i.e., providing concentrated exposure to those securities the portfolio managers believe represent the highest quality companies recommended for their strategies)".

6.	Staff Comment: If the Fund will invest significantly in any particular sectors, please disclose those sectors and provide appropriate risk disclosure.

Response: Fund management anticipates that, from time to time, the Fund's investment strategies may lead it to emphasize certain sectors, such as information technology, healthcare and financials. Accordingly, appropriate disclosure, including risk disclosure, will be added in the Amendment.

Fund Summary—Principal Risks

7.	Staff Comment: Under Large-cap stock risk, since the Fund invests in large-cap companies as a principal investment strategy, please consider deleting the phrase "To the extent".

Response: The referenced phrase will be deleted in the Amendment.

Fund Summary—Performance

8.	Staff Comment: Please complete the performance information.

Response: The performance information will be completed in the Amendment.

Fund Summary—Portfolio Management

9.	Staff Comment: Please clarify which persons listed as primary portfolio managers are primarily responsible for the day-to-day management of the Fund's portfolio.

Response: Disclosure clarifying the persons who are primarily responsible for the day-to-day management of the Fund's portfolio will be added in the Amendment.

Fund Details—Goal and Approach

10.	Staff Comment: Since investments in preferred stocks and convertible securities, ETFs and ADRs are not principal investment strategies, please consider deleting the paragraph describing such investments.

Response: The indicated disclosure and related risk disclosure will be deleted in the Amendment.

Statement of Additional Information

Advisers' Compensation; Compliance Services

11.	Staff Comment: Please update this section.

Response: This section will be updated with data for the Fund's most recently completed fiscal year-end.

Additional Information About Investments, Investment Techniques and Risks

12.	Staff Comment: Please confirm supplementally that the Fund is not required adopt and implement a written derivatives risk management program administered by a board-approved derivatives risk manager and is not a "limited" derivatives user.

Response: Management of the Fund confirms that the Fund is not required adopt and implement a written derivatives risk management program administered by a board-approved derivatives risk manager and is not a "limited" derivatives user. Disclosure regarding the use of derivatives by the Fund will be deleted from the SAI.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3357.

Very truly yours,

/s/ David Stephens

David Stephens

cc: James Bitetto

      Amanda Quinn